Tombstone Technologies, Inc.
100001 Woodloch Forest Drive, Suite 325
The Woodlands, TX 77380
(281)825-5000

November 16, 2010

To: Patrick Kuhn
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.

Re:	Tombstone Technologies, Inc.
Item 4.01 Form 8-K
Filed November 5, 2010
File No. 000-53514

1.  Attached amendment number 1 to Item 4.01 Form 8-K.

2. Tombstone Technologies, Inc. acknowledges that:

A.	Tombstone Technologies, Inc. is responsible for the adequacy and accuracy of the disclosure in the Form 8-K/A.

B.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K/A.

C.	Tombstone Technologies, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By /s/John N. Bingham
John N. Bingham
Principal Accounting Officer and Acting Chief Financial Officer